Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482ad

FUNDRISE
FLAGSHIP FUND

We're expanding our
$1+ billion
real estate portfolio.

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Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

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High interest rates have largely crushed the real estate market.

That's why the Fundrise Flagship Fund plans to go on a buying spree, expanding its billion-dollar real estate portfolio
in the coming months.

Add the Fundrise Flagship Fund to your portfolio and join in today.

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Fundrise
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High interest rates have largely crushed the real estate market.
...See more
FUNDRISE
FLAGSHIP FUND
We're expanding our
$1+ billion
real estate portfolio.
JOIN IN TODAY
fundrise.com/flagship
Expand Your Portfolio with Us
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Sponsored
FUNDRISE
FLAGSHIP FUND
We're expanding our
$1+ billion
real estate portfolio.
JOIN IN TODAY
Learn more
fundrise High interest rates have largely crushed the real estate market.... more



We're expanding our
$1+ billion
real estate portfolio.
JOIN IN TODAY
FUNDRISE
FLAGSHIP FUND
LEARN MORE

The Fundrise Flagship Fund is expanding it's billion-dollar private real estate portfolio.
Start investing in less than 5 minutes and with as little as $10.
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.
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The Fundrise Flagship Fund is expanding its billion-dollar private real estate portfolio, aiming to invest hundreds of millions of dollars over the coming year.
The Fund gives investors access to some of the most promising macro trends, including the increased demand for single-family rentals across the Sunbelt and the ever-expanding eCommerce boom.
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Fundrise
Sponsored ·
The Fundrise Flagship Fund is expanding its billion-dollar private real estate portfolio, aiming to invest hundreds of ...See more
The Fundrise Flagship Fund is expanding it's
billion-dollar private real estate portfolio.
Start investing in less than 5 minutes and with as little as $10.
FUNDRISE
FLAGSHIP FUND
fundrise.com/flagship
Invest in real estate with the Fundrise Flagship...
Learn more
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fundrise
Sponsored
The Fundrise Flagship Fund is expanding it's
billion-dollar private real estate portfolio.
Start investing in less than 5 minutes and with as little as $10.
FUNDRISE
FLAGSHIP FUND
Learn more
fundrise High interest rates have largely crushed the real estate market.... more

The Fundrise Flagship Fund is expanding it's
billion-dollar private real estate portfolio.
Start investing in less than 5 minutes and with as little as $10.
FUNDRISE
FLAGSHIP FUND
LEARN MORE

Tae Kim 2



However, a high interest rate doesn't mean it's all bad news. As with anything in life, while some people may only see negatives with certain situations, some, smart individuals like yourself see opportunities.



Which is why I'm excited to talk to you about today's video sponsor Fundrise Flagship Fund.



As I just talked about in this video, when interest rates are high, the real estate market takes a big hit. Mortgages are expensive and home prices stagnate or drop as a result. But if you think like an investor, while others see a down market, you see opportunities.

“Be fearful when others are greedy and greedy when others are fearful”
Warren Buffet
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As Warren Buffet has said:

“Be fearful when others are greedy and greedy when others are fearful” - Warren Buffet

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potential returns than bonds. This mixture can anchor your portfolio, smoothing out the wild ups and downs of the public markets.
Why private real estate
Historically, private market real estate has featured a combination of traits not found in other asset classes: long-term earning potential and effective diversification beyond the stock market.
Income generation
For many investors, the ability to create consistent income—via equity ownership in apartment buildings or single-family rentals that earn income through rental payments, for instance—is one of the most attractive aspects of real estate investing.
Superior diversification
Private market assets are less likely to be affected by market fluctuations, helping reduce risk and improving your long-term financial stability—even during sustained periods of economic uncertainty.
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And the Fundrise Flagship Fund, with its long-term view, is designed to take advantage of this macro trend.

The Fundrise Flagship fund is a well diversified real estate fund that holds $1+ billion real estate properties including 4,700 single-family rentals that they built from the ground up to rent.
It incorporates Fundrise's most favored real estate investment strategies all in a single portfolio with focus on the sunbelt states.

And by focusing on these regions, the Fund stands to benefit from demographic shifts and job growth in this region while maintaining the ability to pivot quickly to take advantage of shifting market conditions.

The Flagship Fund is planning to take advantage of this down market while it lasts by aggressively expanding its $1+ billion private real estate portfolio and investing millions of dollars over the coming year.



For investors this means the chance to get in at a time when prices are likely discounted due to high interest rates.So if you've been thinking about ways to diversify your wealth beyond stocks and gain greater exposure to real estate, you can check out the Fundrise Flagship Fund.



Not only is now a great time to buy because of high interest rates, you don't need a lot to get started. With a $10 minimum, the Flagship Fund makes it easy for investors of virtually every size to invest in institutional-quality real estate at the touch of a button. If you skip eating out for lunch tomorrow, you can be an investor too. That is enough to get you started.

So make sure to use my special link I'll have in the description below and get started today.



"Carefully consider the investment objectives, risks, charges and expenses of Fundrise FlagshipFund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing."
#flagshipfundmarketing
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Alright with that said, let's get back to the video.

Tae Kim - Financial T
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► Checkout Fundrise Flagship Fund: https://fundrise.com/tae
► "Carefully consider the investment objectives, risks, charges and expenses of Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing." #flagshipfundmarketing



